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Sandra M. Murphy	November 19, 2008	E-Mail Address:
Telephone — (304) 347-1131		smurphy@bowlesrice.com
Facsimile — (304) 343-3058
Jessica Livingston, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 7, 2008
File No. 002-86947
Dear Ms. Livingston:
          On behalf of United Bankshares, Inc. (“United”), we hereby submit the following response to your comment letter dated November 10, 2008:
          Preliminary Proxy Statement on Schedule 14A
          1. Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.
          Response: As disclosed in the preliminary proxy statement on Schedule 14A, United seeks shareholder approval to amend its Articles of Incorporation to authorize preferred stock. The authorization of the preferred stock will provide United with increased flexibility in structuring capital raising transactions, acquisitions and/or joint ventures, and it will also allow United to participate in the Treasury Department’s Capital Purchase Program (the “CPP”). United applied to participate in the CPP on November 14, 2008. The specifics of the application will be referenced in the final proxy.

Jessica Livingston, Esq.
November 19, 2008

          2. Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.
          Response: United places great emphasis on maintaining a proper relationship between capital and total assets to support growth and sustain earnings. As of September 30, 2008, United and its banking subsidiaries exceeded regulatory capital requirements for well-capitalized financial institutions. We believe that we have sufficient liquidity to meet our anticipated funding needs even if our application for the CPP is not approved by the Treasury. However, to the extent that the Treasury does not approve our application to participate in the CPP, our access to capital and credit markets could be adversely impacted and could become more costly.
          In managing our balance sheet, we depend on access to a variety of sources of funding to provide us with sufficient capital resources and liquidity to meet our commitments and business needs. Recently, the volatility and disruption in the capital and credit markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, our ability to access certain sources of funding on satisfactory terms may be disrupted, which may adversely affect our capital costs and, in turn, our liquidity. In light of this uncertainty and volatility, United believes that participation in the CPP would help position United to remain strong through this market disruption.
          3. Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.
          Response: As disclosed on page 23 of the preliminary proxy statement on Schedule 14A, United will modify all plans and contracts necessary (or “as needed”) to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008 (the “EESA”). As of the date of this letter, United has identified the following plans and contracts that may require modification pursuant to the EESA’s executive compensation limits:
          (i) Third Amended Employment Agreement for Richard M. Adams; (ii) Second Amended and Restated Supplemental Executive Retirement Agreement for Richard M. Adams; (iii) Amendment and First Restatement of the United Bankshares Inc. Supplemental Executive Retirement Benefit for Steven E. Wilson, Richard M. Adams, Jr., James B. Hayhurst, James J. Consagra, Jr., and Joe L. Wilson; and (iv) Amended and Restated Change In Control Agreements for Steven E. Wilson, Richard M. Adams, Jr., James B. Hayhurst, James J. Consagra, Jr., and Joe L. Wilson.
          United will also modify any other plans and contracts identified during its ongoing due diligence following the submission of this response letter which requires modification pursuant to the EESA.

Jessica Livingston, Esq.
November 19, 2008

          4. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.
          Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.
          Response: United has added a section entitled “Incorporation of Financial Information” on page 5 of the proxy statement incorporating by reference the appropriate financial statements.
          5. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.
          Response: Pro forma data has been added to a new section on pages 11 through 15 of the proxy statement that is entitled “Potential Effects on Liquidity and Financial Statements.”
          I have enclosed a black-lined version of the preliminary proxy to expedite your review.
          If you have any questions, please feel free to contact me.

Very truly yours,
/s/ Sandra M. Murphy
Sandra M. Murphy

Enclosures
cc:    Richard M. Adams